

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 17, 2009

Michael S. Fields
Chief Executive Officer
KANA Software, Inc.
181 Constitution Drive
Menlo Park, CA 94025

> **Re: KANA Software, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 6, 2009**
> **File No. 000-27163**

Dear Mr. Fields:

This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that it does not appear that you have provided the historical financial information pursuant to Item 14(c)(1) of Schedule 14A. Please also include the financial statements for the business to be disposed for the same periods. See Section H Question 6 of the Division of Corporation Finance's July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations.

Proposal No. 1: The Asset Sale and the Asset Purchase Agreement

Post-Closing Business and Investment of Proceeds from the Asset Sale, page 30

2.   We note that following the closing of the asset sale, KANA intends to use the proceeds for the purpose of investing in or acquiring control of one or more operating businesses and that if it is unable to identify suitable acquisition targets it will consider "alternate uses" of any excess cash in order to enhance stockholder value. Expand your discussion here, in the summary term sheet, and elsewhere as applicable, to describe in reasonable detail any "alternate uses" of excess cash considered by the board. We note that you have not commenced a search for specific acquisition targets.

3.   We also note that in the event the cash proceeds of the asset sale have not been used to invest in or acquire a business by the six-month anniversary of the sale, you will call a special meeting to vote on a proposal to retain all cash for the purpose of investing in or acquiring one or more operating businesses. You further state that if your stockholders do not approve the retention of cash, then you would return at least 50% of the cash to your stockholders. Please revise your filing here, and elsewhere as applicable, to clarify whether you are under any obligation, contractually or otherwise, to call a special meeting to vote on returning at least 50% of the cash to your stockholders in the event your stockholders do not approve the retention of cash. In addition, disclose the estimated distribution to your shareholders, on a per share basis, in the event shareholders do not approve the retention of cash.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (415) 281-1350
        David Michaels, Esq.
        Fenwick & West LLP